Filed by Ariba, Inc.
Filed pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed filed
pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended

Subject Company: Agile Software Corporation
Commission File No.: 000-26299

On January 29, 2001, Ariba issued the following executive summary:

Announcement

Ariba and Agile announced the signing of a definitive agreement in which Ariba will acquire Agile, the leader in collaborative manufacturing and direct materials product information.

Building on its four years of development expertise around the Internet, success in deploying essential B2B commerce foundations in 100's of companies globally and broad ecosystem, Ariba's anticipated acquisition of Agile is a decisive move in a broader strategy to extend Ariba's leadership position into the collaborative commerce market. The Agile acquisition provides a strategic extension of the Ariba B2B Commerce Platform and provides essential assets for delivering a new class of Internet-based commerce and collaboration solutions.

Transaction Highlights

Under the terms of the agreement, which has been approved by the boards of directors of both companies, Agile shareholders will receive 1.35 shares of Ariba common stock for each common share of Agile. Upon completion of the transaction, on a fully diluted basis, Ariba shareholders will own 80% of the combined company and Agile shareholders will own 20%. The transaction will be accounted for as a purchase and is expected to be completed in the third quarter of Ariba's fiscal year 2001, subject to approval by the shareholders of both companies, regulatory approvals and customary closing conditions. Ariba expects the transaction to be accretive to earnings for its fiscal year 2002.

Key Advantages

The acquisition combines the strengths of two companies with proven track records to create a B2B inter-enterprise collaborative commerce platform and applications leader.

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  Expands Ariba into new addressable markets

  Through this acquisition, Ariba immediately expands its addressable market by 2-3 times and positions the Company to lead in a market that is an order of magnitude larger than the current opportunity. Ariba believes the global B2B commerce software infrastructure market could reach $18 billion by 2003 and over $50 billion by 2005. The lion's share of that market is likely to go the player who successfully unifies commerce and collaboration.

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  World class customers in complimentary verticals

  Agile has great traction with world-class customers in the computer, semi-conductor, medical devices, and industrial equipment sectors, while Ariba is traditionally strong in verticals such as energy, CPG, retail, metals, pharmaceuticals, and chemicals. This presents tremendous cross-sell and up-sell opportunities.

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  Complementary high-growth, high margin business models

  Both company's business models are based on high-growth, high-margin enterprise sales and a hub-based network effect. Not only does this imply a fit in financial model, it also implies a fit in business culture, sales approach, and motivation.

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  Rapid time to benefits and proven measurable ROI

  Both companies are obsessed with customer success through rapid implementation with proven benefits and measurable ROI. Both companies have proven track records on execution and delivering real value.

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  Combined network effects accelerate adoption

  Because Agile is web-based and multi-enterprise, Agile has great synergy with Ariba's core technology asset the Ariba Commerce Services Network. The same network that today sustains billions of dollars in commerce transactions will be the infrastructure for collaborative interactions. And because Agile's solutions target manufacturing processes that drive procurement for many direct materials, Ariba will capture a huge new category of spend.

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  Strategically and financially accretive

  With this merger, Ariba becomes the first technology company to unify network-based commerce and collaboration with proven solutions. The combination represents a significant extension to Ariba's strategy and captures key strategic synergies across products, people and customers.

Summary

The single most important success factor in business today is how effectively you manage commerce and collaborate with your strategic partners across your value chain. We believe that this is one of the biggest opportunity in technology today. You can summarize this announcement in one simple sentence: the best of B2B commerce and the best of B2B collaboration coming together to create one unified platform.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995:

Information and announcements in this release involve expectations, beliefs, hopes, plans, intentions or strategies regarding the future and are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this release are based upon information available as of the date of the release, and assumes no obligation to update any such forward-looking statements. These statements are not guarantees of future performance and actual results could differ materially from our current expectations. Factors that could cause or contribute to such differences include, but are not limited to: risks surrounding the closing of the merger into Ariba, the integration of Agile's business following the closing of the merger, the ability to cross-sell Ariba's and Agile's solutions to their respective customers and in different industries and other factors and risks associated with Ariba's business discussed in Ariba's Form 10-K filed December 29, 2000 and Agile's business in Agile's report on Form 10-K for the fiscal year end April 30, 2000 and its subsequent reports on Form 10-Q.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information about the transaction. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Ariba and Agile. Investors and security holders may obtain a free copy of the joint proxy statement/prospects when it is available) and other documents filed by with the Commission at the Commission's Web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Ariba or Agile.

Ariba and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Ariba's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Ariba's Proxy Statement for its 2001 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on January 17, 2001. This document is available free of charge at the Securities and Exchange Commission's Web site at www.sec.gov and from Ariba.

NOTE: Ariba and the Ariba logo are registered trademarks and Ariba B2B Commerce Platform, Ariba Buyer, Ariba Sourcing and Ariba Commerce Services Network are trademarks of Ariba, Inc. All other products or company names mentioned are used for identification purposes only, and may be trademarks of their respective owners.